EXHIBIT 99.01

CAUTIONARY STATEMENTS FOR PURPOSES OF THE
“SAFE HARBOR” PROVISIONS OF THE PRIVATE
SECURITIES LITIGATION REFORM ACT OF 1995

     The Private Securities Litigation Reform Act of 1995 (the “Act”) provides a “safe harbor” for “forward-looking statements” to encourage companies to provide prospective information, so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the forward-looking statement(s). Ingram Micro desires to take advantage of the safe harbor provisions of the Act.

     Our Annual Report on Form 10-K for the year ended December 30, 2000 to which this exhibit is appended, our quarterly reports on Form 10-Q, our current reports on Form 8-K, periodic press releases, as well as other public documents and statements, may contain forward-looking statements within the meaning of the Act.

     In addition, our representatives participate from time to time in:

•	speeches and calls with market analysts,

•	conferences, meetings and calls with investors and potential investors in our securities, and

•	other meetings and conferences.

Some of the information presented in these calls, meetings and conferences may be forward-looking within the meaning of the Act.

     It is not reasonable for us to itemize all of the factors that could affect us and/or the information technology products and services distribution industry as a whole. In some cases, we may convey additional information regarding important factors that could cause actual results to differ materially from those projected in forward-looking statements made by or on behalf of Ingram Micro. The following factors (in addition to other possible factors not listed) could affect our actual results and cause these results to differ materially from those projected or otherwise expressed in forward-looking statements made by or on behalf of Ingram Micro:

     We are subject to intense competition, both in the U.S. and internationally. We operate in a highly competitive environment, both in the United States and internationally. The intense competition that characterizes the information technology products and services distribution industry is based primarily on:

•	breadth, availability and quality of product lines and services,

•	price,

•	terms and conditions of sale,

•	credit terms and availability,

•	speed and accuracy of delivery,

•	effectiveness of sales and marketing programs, and

•	availability of technical and product information.

     Our competitors include regional, national, and international distributors, as well as hardware manufacturers, networking equipment manufacturers and software publishers that sell directly to resellers and large end-users. We cannot assure you that we will not lose market share in the United States or in international markets, or that we will not be forced in the future to reduce our prices in response to the actions of our competitors and thereby experience a further reduction in our gross margins.

     We have initiated and continue to initiate other business activities and may face competition from companies with more experience and/or new entries in those new markets. For example, there has been an accelerated movement among transportation and logistics companies to provide fulfillment and e-commerce supply chain services. Within this arena, we face competition from transportation and logistics suppliers, such as United Parcel Service, Federal Express, and express logistics companies such as PFSWeb, SubmitOrder.com, and SameDay.com. In addition, as we enter new business areas, we may also encounter increased competition from current competitors and/or from new competitors, some of which may be our current customers or suppliers. We cannot ensure that increased competition and adverse reaction from customers or suppliers resulting from our expansion into new business areas will not have a material adverse effect on our business, financial condition, or results of operations.

     Our gross margins have been historically narrow, and we expect them to continue to be narrow; this magnifies the impact of variations in costs on our operating results. As a result of intense price competition in the information technology products and services distribution industry, our gross margins have historically been narrow and we expect them to continue to be narrow in the future. We receive purchase discounts and rebates from suppliers based on various factors, including sales or purchase volume and breadth of customers. These purchase discounts and rebates directly affect gross margins. Because many purchase discounts from suppliers are based on percentage increases in sales of products, it may become more difficult for us to achieve the percentage growth in sales required for larger discounts due to the current size of our revenue base. In addition, the percentage of purchase discounts as a component of gross margins has declined. A decrease in revenues could also negatively affect the level of volume rebates received from our suppliers.

     A significant percentage of our revenues relates to products sold to us by relatively few manufacturers or publishers. They each have the ability to make rapid and significantly adverse changes in their sales terms and conditions, such as reducing the amount of price protection and return rights as well as reducing the level of purchase discounts and rebates they make available to us. Our inability to pass through to our 175,000 reseller customers the impact of these changes as well as our failure to develop systems to manage ongoing supplier pass through programs could have a material negative impact on our gross margins. These narrow gross margins magnify the impact of variations in operating costs, bad debts or interest expense on our operating results.

     To partially offset the decline in gross margins, we seek to continually institute more effective operational and expense controls to reduce selling, general and administrative (“SG&A”) expenses as a percentage of net sales. However, the reduction in SG&A expenses may not be large enough to offset a decline in gross margins and as a result, operating margins may decline. There can be no assurance that we will be able to reduce operating expenses as a percentage of net sales to mitigate any further reductions in gross margins in the future. A continuation of the decline in gross margins could have a material adverse effect on our business, financial condition, and results of operations.

     We may not be able to adequately adjust our cost structure in a timely fashion in response to a sudden decrease in demand which may adversely impact our financial condition or results of operation. A significant portion of our selling, general and administrative expense is comprised of personnel, facilities and costs of invested capital. Historically, the Company has monitored and controlled the growth in operating costs in relation to overall revenue growth to reduce operating costs as a percentage of net sales. Additionally, the Company has continued to pursue and implement process and organizational changes to provide sustainable operating efficiencies. However, in the event of a significant downturn in revenues, the Company may not be able to exit facilities, reduce personnel, or make other significant changes to its cost structure without significant disruption to its operations or without significant termination and exit costs. Additionally, management may not be able to implement such actions, if at all, in a timely manner to offset an immediate shortfall in revenues and gross profit. As a result, a downturn in revenues could have a material adverse effect on our business, financial condition, and results of operations.

     Our quarterly results have fluctuated significantly in the past and will likely continue to do so. Our quarterly net sales and operating results have varied significantly in the past and will likely continue to do so in the future as a result of:

•	seasonal variations in the demand for our products and services,

•	competitive conditions including pricing,

•	variations in the amount of provisions for excess inventory, vendor sponsored programs and doubtful accounts,

•	changes in the level of operating expenses,

•	the impact of acquisitions,

•	the introduction of new products and services offering improved features and functionality (by us and our competitors),

•	the loss or consolidation of a significant supplier or customer,

•	product supply constraints,

•	interest rate fluctuations,

•	currency fluctuations, and

•	general economic conditions.

     Our narrow margins may magnify the impact of these factors on our operating results. We believe that you should not rely on period-to-period comparisons of our operating results as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year. In certain future quarters, our operating results may be below the expectations of public market analysts or investors. In this regard, we did not meet consensus analyst earnings estimates in the fourth quarter of 1998 and in several fiscal quarters in 1999. This event may materially adversely affect the market price of our common stock.

     Because of the capital intensive nature of our business, we need continued access to capital which may or may not be available to us. Our business requires significant levels of capital to finance accounts receivable and product inventory that is not financed by trade creditors. In order to continue expanding our business, including acquisitions, we will continue to need access to capital, including debt financing, which may or may not be available on terms acceptable to us, or at all. In addition to our prospects, financial condition and results of operations, macroeconomic factors such as fluctuations in interest rates or a general economic downturn may restrict our ability to raise the necessary capital. We cannot assure you that we will continue to be able to raise capital in adequate amounts for these or other purposes on terms acceptable to us, and the failure to do so could have a material adverse effect on our business, financial condition, and results of operations.

     Rapid changes in the technology marketplace, including major changes in our manufacturers’ and publishers’ terms and conditions of sale, combined with our rapid growth, has caused significant changes to our company, and we cannot assure you of our success in managing our growth in the future. This growth in combination with the dynamic changes in the industry has resulted in new and increased responsibilities for management personnel and has placed and continues to place a significant strain upon our management, operating and financial systems, and other resources. This strain may be exacerbated when we seek to fill open executive positions. We cannot assure you that the strain placed upon our management, operating and financial systems, and other resources will not have a material adverse effect on our business, financial condition, and results of operations, nor can we assure you that we will be able to attract or retain sufficient personnel to continue the expansion of our operations. Also crucial to our success in managing our growth will be our ability to achieve additional economies of scale. Although we have experienced significant sales growth in recent years, you should not consider this growth indicative of future sales growth. Therefore, we cannot assure you that we will be able to increase our economies of scale, and the failure to do so could have a material adverse effect on our business, financial condition, and results of operations.

     We are dependent on a variety of information systems and a failure of these systems could adversely impact our business. We depend on a variety of information systems for our operations, particularly our centralized IMpulse information processing system which supports more than 40 operational functions, including:

•	inventory management,

•	order processing,

•	shipping,

•	receiving, and

•	accounting.

     At the core of IMpulse is on-line, real-time distribution software which supports basic order entry and processing and customers’ shipments and returns. Although we have not in the past experienced significant system-wide failures or downtime of IMpulse or any of our other information systems, we have experienced failures in IMpulse in certain specific geographies. Failures or significant downtime for IMpulse could prevent us from taking customer orders, printing product pick-lists, and/or shipping product. It could also prevent customers from accessing our price and product availability information. From time to time we may acquire other businesses having information systems and records which must be converted and integrated into IMpulse or other Ingram Micro information systems. This can be a lengthy and expensive process that results in a significant diversion of resources from other operations. We also rely on the Internet for a percentage of our orders and information exchanges with our customers. The Internet generally and individual web sites have experienced a number of disruptions and slowdowns, some of which were caused by organized attacks. In addition, some web sites have experienced security breakdowns. To date, our web site has not experienced any material breakdowns or disruptions; however, we cannot assure you that this will not occur in the future. If we were to experience a security breakdown that compromised sensitive information, this could harm our relationship with our customers or vendors. Disruption of our web site or the Internet in general could impair our order processing or more generally prevent our customers and vendors from accessing information. This could cause us to lose business.

     We believe that customer information systems and product ordering and delivery systems, including Internet-based systems, are becoming increasingly important in the distribution of technology products and services. As a result, we are continually enhancing our customer information systems by adding new features, including on-line ordering through the Internet. However, we cannot assure you that competitors will not develop customer information systems that are superior to those offered by us. Our inability to develop competitive customer information systems could adversely affect our business, financial condition, and results of operations.

     Our international operations impose risks upon our business, such as exchange rate fluctuations. We operate, through our subsidiaries, in a number of countries outside the United States, and we expect our international net sales to increase as a percentage of total net sales in the future. Our international net sales are primarily denominated in currencies other than the U.S. dollar. Accordingly, our international operations impose risks upon our business as a result of exchange rate fluctuations. Through our recent acquisitions in Latin America and Asia Pacific, we now have operations in countries which may have a greater risk of exchange rate fluctuations. We cannot assure you that exchange rate fluctuations will not have a material adverse effect on our business, financial condition, or results of operations in the future. In some countries outside the United States, operations are accounted for primarily on a U.S. dollar denominated basis. In the event of an unexpected devaluation of the local currency in those countries (as occurred in Mexico in December 1994 and Asia and Latin America in 1997), we may experience significant foreign exchange losses. In addition, our operations may be significantly adversely affected as a result of the general economic impact of the devaluation of the local currency. We engage in various activities to mitigate most of these risks, including matching the currencies of our non-U.S. costs and revenues, borrowing in foreign currencies, and utilizing derivative financial instruments such as forward exchange contracts and interest rate swaps.

     Our international operations are subject to other risks such as:

•	the imposition of governmental controls,

•	export license requirements,

•	restrictions on the export of certain technology,

•	political instability,

•	trade restrictions,

•	tariff changes,

•	difficulties in staffing and managing international operations,

•	difficulties in collecting accounts receivable and longer collection periods, and

•	the impact of local economic conditions and practices.

     We are dependent on key individuals in our company, and our ability to retain our personnel. We are dependent in large part on our ability to retain the services of our key management, finance, sales, IT, and operational personnel. Our continued success is also dependent upon our ability to retain and attract other qualified employees, including highly skilled technical, managerial, and marketing personnel, to meet our needs. Competition for qualified personnel is intense, particularly in technical areas such as IT. We may not be successful in attracting and retaining the personnel we require, which could have a material adverse effect on our business, financial condition, and results of operations.

     We are dependent on suppliers to maintain an adequate supply of products to fulfill customer orders on a timely basis. Our ability to obtain particular products or product lines in the required quantities and to fulfill customer orders on a timely basis is critical to our success. We generated approximately 42%, 39%, and 40% of our net sales in fiscal 2000, 1999, and 1998, respectively, from products purchased from three vendors. In most cases, we have no guaranteed price or delivery agreements with suppliers. In certain product categories, such as systems, limited price protection or return rights offered by manufacturers may have a bearing on the amount of product we may be willing to stock. The PC industry experiences significant product supply shortages and customer order backlogs from time to time due to the inability of certain manufacturers to supply certain products on a timely basis. As a result, we have experienced, and may in the future continue to experience, short-term inventory shortages. In addition, manufacturers who currently distribute their products through us may decide to distribute, or to substantially increase their existing distribution, through other distributors, their own dealer networks, or directly to resellers. In addition, in the case of software, there is the emergence of alternative means of distribution, such as site licenses and electronic distribution. We cannot assure you that suppliers will be able to maintain an adequate supply of products to fulfill our customer orders on a timely basis or that we will be able to obtain particular products or that a product line currently offered by suppliers will continue to be available.

     We currently pursue a strategy of acquisitions, which involves various risks and difficulties. As part of our growth strategy, we pursue the acquisition of companies that either complement or expand our existing business. Acquisitions involve a number of risks and difficulties, including:

•	the diversion of management’s attention to the integration of the operations and personnel of the acquired companies,

•	the retention of key personnel and customers,

•	the conversion of the acquired companies’ management information systems to ours,

•	potential adverse short-term effects on our operating results,

•	the possibility that we could incur or acquire substantial debt in connection with the acquisitions,

•	expansion into new geographic markets and business areas,

•	the requirement to understand local business practices,

•	the amortization of acquired intangible assets, and

•	the need to present a unified corporate image.

     We are subject to the risk that our inventory values may decline and protective terms under vendor agreements may not adequately cover the decline in values. The information technology products industry is subject to rapid technological change, new and enhanced product specification requirements, and evolving industry standards. These changes may cause inventory in stock to decline substantially in value or to become obsolete. It is the policy of most suppliers of information technology products to offer limited protection to distributors such as Ingram Micro, who purchase directly from these suppliers, from the loss in value of inventory due to technological change or the supplier’s price reductions. For example, in the event of a supplier price reduction, we generally receive a credit for products based upon the terms and conditions with that supplier. In addition, we have the right to return a certain percentage of purchases, subject to certain limitations. These policies are sometimes not embodied in written agreements and do not protect us in all cases from declines in inventory value. We cannot assure you that price protection will continue, that unforeseen new product developments will not materially adversely affect us, or that we will be able to successfully manage our existing and future inventories. If major PC suppliers decrease the availability of price protection to distributors, such a change in policy could have a material adverse effect on our business, financial condition, and results of operations. For example, during 1999 and 2000 the Company experienced higher expenses related to excess and obsolete inventory as compared to 1998 primarily resulting from the rapid changes in the technology marketplace and the significant changes in supplier terms and conditions in 1999. We are also exposed to inventory risk to the extent that vendor protections are not available on all products or quantities and are subject to time restrictions. In addition, vendors may become insolvent and unable to fulfill protection obligations to Ingram Micro. We manage this risk through continuous monitoring of existing inventory levels relative to customer demand. To the extent necessary, we have established and continue to accrue for excess and obsolete inventory reserves based upon current requirements. We are implementing and continually refining changes to our inventory management processes and management of our vendor subsidized programs which we believe will help mitigate the impact of changes in our vendors’ terms and conditions.

     We may experience an increased risk of credit loss as a result of our reseller customers’ businesses being negatively impacted by dramatic changes in the information technology products and services industry as well as intense competition among resellers. In addition, our risk of collectibility on receivables may increase if our reseller customers experience decreases in demand for their products and services. We engage in a variety of credit management programs to mitigate these risks. For example, we offer several credit programs to customers based on our assessment of their credit worthiness as well as prepay, credit card, and cash on delivery terms. We also offer “end-user” financing based upon the end-user’s credit worthiness and collect accounts receivable on behalf of our reseller customers. We closely monitor reseller customers’ credit worthiness through IMpulse, which contains detailed information on each customer’s payment history as well as other relevant information. In addition, we participate in a U.S. credit association whose members exchange customer credit rating information. In most markets, we utilize various levels of credit insurance. In addition, we are implementing certain changes to the terms and conditions we offer our customers, including product returns, to reflect those being imposed by our vendors. We also establish reserves for estimated credit losses in the normal course of business. We believe that these plans will help mitigate the impact of changes in vendor terms and conditions and the intense price competition. However, if there is a substantial deterioration in the collectibility of our receivables or if we cannot obtain credit insurance at reasonable rates, our financial condition and results of operations may be adversely impacted.

     We are dependent on independent shipping companies for the delivery of our products. We rely almost entirely on arrangements with independent shipping companies for the delivery of our products. The termination of our arrangements with one or more of these independent shipping companies, or the failure or inability of one or more of these independent shipping companies to deliver products from suppliers to us or products from Ingram

Micro to our reseller customers or their end-user customers, could have a material adverse effect on our business, financial condition, or results of operations.

     We are subject to the risk of termination of subsidized floor plan financing by our systems manufacturers. Our revenue from sales of systems is characterized by gross margins and operating margins that are even narrower than those of other information technology products and services. A substantial majority of our U.S. systems sales are funded by floor plan financing companies. We currently receive payment from these financing institutions within three to thirty business days from the date of the sale, depending on the specific arrangement, allowing this business to operate at much lower relative working capital levels than our traditional distribution business. Such floor plan financing is typically subsidized for our reseller customers by the systems manufacturers. If the arrangements for such subsidies are terminated or substantially reduced, such change in policy could have a material adverse effect on our business, financial condition, and results of operations.